April 14, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27602
                                File No.: 70-9659
Gentlemen:


     In  compliance  with the terms and  conditions  of Rule 24 under the Public
Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending December 31, 2002, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2002:


a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

     November 13, 2002 - 14,670,000 Shares issued @$41.90 Per Share.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

     1,631,337 total shares (861,166 DRP & 203,700 Restricted); 566,471 Employee
     401(k) Plan


c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

     None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

--------------------------------------------------------------------------------------------------------------------
     Guarantor                  Beneficiary                Amount         Date                 Purpose

--------------------------------------------------------------------------------------------------------------------
Progress Energy     DTE Energy Trading, Inc.                5,000,000   10/01/02   Power, Gas and Financial Trading
--------------------------------------------------------------------------------------------------------------------
Progress Energy     Excelon Generation Company, LLC         5,000,000   10/02/02   Power, Gas and Financial Trading
--------------------------------------------------------------------------------------------------------------------
Progress Energy     Seminole Electric Cooperative, Inc.       150,000   10/18/02   Transmission
--------------------------------------------------------------------------------------------------------------------
Progress Energy     PSEG Energy Resources & Trade, LLC      3,000,000   11/01/02   EEI Transactions
--------------------------------------------------------------------------------------------------------------------
Progress Energy     South Carolina Electric & Gas           2,000,000   12/04/02   EEI Transactions
                    Company
--------------------------------------------------------------------------------------------------------------------
Progress Energy     North Carolina Electric Membership      5,000,000   12/20/02   EEI Transactions
                    Corporation
--------------------------------------------------------------------------------------------------------------------
Progress Energy     Canadian National Railway Company       7,500,000   12/23/02   Railcar Transactions
--------------------------------------------------------------------------------------------------------------------

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 12/31/02 was $00.0 (zero). Progress Energy issued $1,263,050,000 in commercial paper from 10/01/02 through 12/31/02 at a weighted average yield of 2.01% under an $880 million revolving credit facility.

Progress Energy, Inc. borrowed $115,000,000 during the fourth (4th) quarter under an uncommitted bank facility with JPMorgan Chase at a weighted average yield of 2.18%. The balance at 12/31/02 was $00.0 (zero).

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company

Carolina Power & Light Company's ("CP&L") commercial paper balance at 12/31/02 was $437,750,000. CP&L issued $1,349,850,000 in commercial paper from 10/01/02 through 12/31/02 at a weighted average yield of 1.70% under a $570 million revolving credit facility.

North Carolina Natural Gas

None.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

--------------------------------------------------------------------------------
Non-utility Money Pool: Maximum Outstanding Balances - Quarter-ending - 12/31/02
--------------------------------------------------------------------------------
                                Loans to the MP         Borrowings from the MP
--------------------------------------------------------------------------------
Progress Energy                 $475,964,325.49
--------------------------------------------------------------------------------
Progress Energy Ventures                                 $102,395,154.57
--------------------------------------------------------------------------------
Progress Energy Services                                 $132,798,037.25
--------------------------------------------------------------------------------
Progress Capital Holdings                                $178,970,072.23
--------------------------------------------------------------------------------
Progress Fuels                                           $156,973,862.90
--------------------------------------------------------------------------------
SRS                               $6,771,444.00             5,952,105.15
--------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.532% to 2.25%.

--------------------------------------------------------------------------------
Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending -  12/31/02
--------------------------------------------------------------------------------
                                  Loans to the MP        Borrowings from the MP
--------------------------------------------------------------------------------
Progress Energy                   $321,058,489.30                     n/a
--------------------------------------------------------------------------------
Carolina Power & Light             $54,584,348.26         $219,702,749.41
--------------------------------------------------------------------------------
Florida Power Corporation          $24,407,158.36         $234,679,002.41
--------------------------------------------------------------------------------
North Carolina Natural Gas         $15,755,307.76          $12,050,819.60
--------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.65% to 2.47%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the
     Act:

     None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

------------------------------------------------------------------------------------------------------------------
Trade Date        Description            Type    Cash Flow/  Counterparty    Notional      Effective  Termination
                                                 Fair Value                  x $1,000,000    Date       Date
-------------------------------------------------------------------------------------------------------------------
11/01/2002 Termination of Floating       Swap        FV      JPMorgan          $ 200.00   11/05/2002  11/01/2002
           Swap
-------------------------------------------------------------------------------------------------------------------
11/01/2002 Termination of Floating       Swap        FV      Bank of America   $ 200.00   11/05/2002  11/01/2002
           Swap
-------------------------------------------------------------------------------------------------------------------
11/12/2002 Termination of Floating       Swap        FV      Salomon           $ 200.00   11/14/2002  11/12/2002
           Swap
-------------------------------------------------------------------------------------------------------------------
11/12/2002 Termination of Floating       Swap        FV      Goldman           $ 200.00   11/14/2002  11/12/2002
           Swap
-------------------------------------------------------------------------------------------------------------------
12/09/2003 Swap to Floating              Swap        FV      Wachovia          $ 150.00   12/01/2002  04/15/2007
-------------------------------------------------------------------------------------------------------------------
12/13/2003 Swap to Floating              Swap        FV      Goldman           $ 200.00   12/01/2002  04/15/2007
-------------------------------------------------------------------------------------------------------------------
12/20/2003 T-Lock 4.00% due 11/15/2012  T-Lock       CF      Bank of America   $ 35.00    12/20/2003  02/27/2003
-------------------------------------------------------------------------------------------------------------------

j.   The amount of the market-to-book ratio of the Common Stock:

     Progress Energy Common Stock Data as of December 31, 2002:
     Total Common Stock Equity                      $6,677.0
     (in millions)
     Market-to-book ratio                               1.47

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter:

                                                                   (Millions)

     Equity contribution from Progress Energy to PV Holdings, Inc.

     PV Holdings, Inc. to Progress Ventures, Inc.                  $29.7 million


l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

     None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

     Florida Power Corporation                   December 3, 2002
     Progress Capital Holdings, Inc.             December 3, 2002

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:

PROGRESS ENERGY, INC.
CONSOLIDATED BALANCE SHEETS
-----------------------------------------------------------------------
(In thousands except per share data)                                                           December 31
ASSETS                                                                                  2002                 2001
------------------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                              $20,152,787         $19,176,021
  Accumulated depreciation                                                              (10,480,880)         (9,936,514)
------------------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                                     9,671,907           9,239,507
  Held for future use                                                                        15,109              15,380
  Construction work in progress                                                             752,336           1,004,011
  Nuclear fuel, net of amortization                                                         216,882             262,869
------------------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                                         10,656,234          10,521,767
------------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                                  61,358              53,708
  Accounts receivable                                                                       737,369             779,286
  Unbilled accounts receivable                                                              225,011             199,593
  Inventory                                                                                 875,485             871,643
  Deferred fuel cost                                                                        183,518             146,652
  Assets of discontinued operations                                                         490,429             552,458
  Prepayments and other current assets                                                      283,036             294,460
------------------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                              2,856,206           2,897,800
------------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                                         393,215             463,837
  Nuclear decommissioning trust funds                                                       796,844             822,821
  Diversified business property, net                                                      1,884,271           1,072,123
  Miscellaneous other property and investments                                              463,776             441,932
  Goodwill                                                                                3,719,327           3,656,970
  Prepaid pension costs                                                                      60,169             487,551
  Other assets and deferred debits                                                          522,662             525,900
------------------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                                            7,840,264           7,471,134
------------------------------------------------------------------------------------------------------------------------
           Total Assets                                                                 $21,352,704         $20,890,701
------------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
Common Stock Equity
  Common stock without par value, 500,000,000 shares authorized,
      237,992,513 and 218,725,352  shares issued and outstanding, respectively           $4,950,558           4,121,194
  Unearned restricted shares (950,180 and 674,511 shares, respectively)                     (21,454)            (13,701)
  Unearned ESOP shares (4,616,400 and 5,199,388 shares, respectively)                      (101,560)           (114,385)
  Accumulated other comprehensive loss                                                     (237,762)            (32,180)
  Retained earnings                                                                       2,087,227           2,042,605
------------------------------------------------------------------------------------------------------------------------
                 Total Common Stock Equity                                                6,677,009           6,003,533
------------------------------------------------------------------------------------------------------------------------
Preferred Stock of Subsidiaries-Not Subject to Mandatory Redemption                          92,831              92,831
Long-Term Debt                                                                            9,747,293           8,618,960
------------------------------------------------------------------------------------------------------------------------
                 Total Capitalization                                                    16,517,133          14,715,324
------------------------------------------------------------------------------------------------------------------------

                                       4

Current Liabilities
  Current portion of long-term debt                                                         275,397             688,052
  Accounts payable                                                                          756,287             760,116
  Interest accrued                                                                          220,400             211,731
  Dividends declared                                                                        132,232             117,857
  Short-term obligations                                                                    694,850             942,314
  Customer deposits                                                                         158,214             151,968
  Liabilities of discontinued operations                                                    124,767             162,917
  Other current liabilities                                                                 372,161             403,868
------------------------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                                2,734,308           3,438,823
------------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                         932,813           1,408,155
  Accumulated deferred investment tax credits                                               206,221             224,688
  Regulatory liabilities                                                                    119,766             291,789
  Other liabilities and deferred credits                                                    842,463             811,922
------------------------------------------------------------------------------------------------------------------------
                 Total Deferred Credits and Other Liabilities                             2,101,263           2,736,554
------------------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
------------------------------------------------------------------------------------------------------------------------
           Total Capitalization and Liabilities                                         $21,352,704         $20,890,701
------------------------------------------------------------------------------------------------------------------------

CAROLINA POWER & LIGHT COMPANY
CONSOLIDATED BALANCE SHEETS

(In thousands)                                                                       December 31
Assets                                                                         2002                2001
--------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                                   $ 12,675,761        $ 12,024,291
  Accumulated depreciation                                                     (6,356,933)         (5,952,206)
--------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                           6,318,828           6,072,085
  Held for future use                                                               7,188               7,105
  Construction work in progress                                                   325,695             711,129
  Nuclear fuel, net of amortization                                               176,622             200,332
--------------------------------------------------------------------------------------------------------------
        Total Utility Plant, Net                                                6,828,333           6,990,651
--------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                        18,284              21,250
  Accounts receivable                                                             301,178             302,781
  Unbilled accounts receivable                                                    151,352             136,514
  Receivables from affiliated companies                                            36,870              26,182
  Notes receivable from affiliated companies                                       49,772                 998
  Taxes receivable                                                                  5,890              17,543
  Inventory                                                                       342,886             372,725
  Deferred fuel cost                                                              146,015             131,505
  Prepayments and other current assets                                             94,658              78,056
--------------------------------------------------------------------------------------------------------------
        Total Current Assets                                                    1,146,905           1,087,554
--------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                               252,083             277,550
  Nuclear decommissioning trust funds                                             423,293             416,721
  Diversified business property, net                                                9,435             111,802
  Miscellaneous other property and investments                                    209,657             224,101
  Other assets and deferred debits                                                104,978             150,306
--------------------------------------------------------------------------------------------------------------
                  Total Deferred Debits and Other Assets                          999,446           1,180,480
---------------------------------------------------------------------------------------------------------------
           Total Assets                                                      $  8,974,684        $  9,258,685
---------------------------------------------------------------------------------------------------------------

Capitalization and Liabilities
---------------------------------------------------------------------------------------------------------------
Capitalization
--------------------------------------------------------------------------------------------------------------
  Common stock                                                               $  3,089,115        $  3,095,456
  Preferred stock - not subject to mandatory redemption                            59,334              59,334
  Long-term debt, net                                                           3,048,466           2,698,318
--------------------------------------------------------------------------------------------------------------
                 Total Capitalization                                           6,196,915           5,853,108
--------------------------------------------------------------------------------------------------------------

                                       5

Current Liabilities
  Current portion of long-term debt                                                     -             600,000
  Accounts payable                                                                259,217             300,829
  Payables to affiliated companies                                                 98,572             106,114
  Notes payable to affiliated companies                                                 -              47,913
  Interest accrued                                                                 58,791              61,124
  Short-term obligations                                                          437,750             260,535
  Current portion of accumulated deferred income taxes                             66,088              67,975
  Other current liabilities                                                        93,171             140,670
--------------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                      1,013,589           1,585,160
--------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                             1,179,689           1,316,823
  Accumulated deferred investment tax credits                                     158,308             170,302
  Regulatory liabilities                                                            7,774               7,494
  Other liabilities and deferred credits                                          418,409             325,798
--------------------------------------------------------------------------------------------------------------
                 Total Deferred Credits and Other Liabilities                   1,764,180           1,820,417
--------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
--------------------------------------------------------------------------------------------------------------
            Total Capitalization and Liabilities                              $ 8,974,684        $  9,258,685
--------------------------------------------------------------------------------------------------------------

NORTH CAROLINA NATURAL GAS COMPANY
CONSOLIDATED BALANCE SHEETS
(In thousands except per share data)                                                       December 31
 ASSETS                                                                             2002                 2001
--------------------------------------------------------------------------------------------------------------------
Utility Plant
  Gas utility plant in service                                                $   554,738        $    491,903
  Accumulated depreciation                                                       (179,086)           (159,897)
--------------------------------------------------------------------------------------------------------------------
         Utility plant in service, net                                            375,652             332,006
  Construction work in progress                                                    18,127              61,142
--------------------------------------------------------------------------------------------------------------------
       Total Utility Plant, Net                                                   393,779             393,148
--------------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                           762                 711
  Accounts receivable                                                              32,398              30,563
  Accounts receivable - affiliate                                                   3,647              53,151
  Inventory                                                                        17,198              22,329
  Prepayments                                                                          62                 130
  Deferred tax asset                                                                    -               1,178
  Other current assets                                                             18,755              11,495
--------------------------------------------------------------------------------------------------------------------
         Total Current Assets                                                      72,822             119,557
--------------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory Assets                                                                 1,422               1,150
  Diversified business property, net                                                  928                 923
  Miscellaneous other property and investments                                      5,690               5,763
  Goodwill, net                                                                    43,022             221,593
  Other assets and deferred debits                                                  6,852               1,343
--------------------------------------------------------------------------------------------------------------------
         Total Deferred Debits and Other Assets                                    57,914             230,772
--------------------------------------------------------------------------------------------------------------------
            Total Assets                                                      $   524,515        $    743,477
--------------------------------------------------------------------------------------------------------------------
CAPITALIZATION AND LIABILITIES
--------------------------------------------------------------------------------------------------------------------
Capitalization
  Common stock equity                                                         $   411,763        $    417,617
  Retained earnings                                                              (165,105)              8,717
  Long-term debt, net                                                             150,000             150,000
--------------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                     396,658             576,334
--------------------------------------------------------------------------------------------------------------------

                                       6

Current Liabilities
  Accounts payable                                                                 32,807              26,357
  Accounts payable - associated companies                                           8,607              33,217
  Intercompany current notes payable                                                5,841              51,694
  Taxes accrued                                                                     1,951                 703
  Interest accrued                                                                    465                 656
  Other current liabilities                                                        29,562              17,578
--------------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                                 79,233             130,205
--------------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                                27,172              26,581
  Accumulated deferred investment tax credits                                       1,685               1,693
  Other liabilities and deferred credits                                           19,767               8,664
--------------------------------------------------------------------------------------------------------------------
         Total Deferred Credits and Other Liabilities                              48,624              36,938
--------------------------------------------------------------------------------------------------------------------
            Total Capitalization and Liabilities                              $   524,515        $    743,477
--------------------------------------------------------------------------------------------------------------------

o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

  -----------------------------------------------------------------------------------------------------------
  Capital Structure as of December 31, 2002,
  (In Millions)
  -----------------------------------------------------------------------------------------------------------
                               Progress Energy           CP&L         Florida Power             NCNG
  -----------------------------------------------------------------------------------------------------------
  Common stock equity        $ 6,677.0    38.2%   $ 3,089.1   46.6%  $ 2,048.3   50.1%    $246.7     62.2%
  -----------------------------------------------------------------------------------------------------------
  Preferred securities            92.8     0.5%        59.3    0.9%       33.5    0.8%       0.0      0.0%
  -----------------------------------------------------------------------------------------------------------
  Long-term debt (1)          10,022.7    57.3%     3,048.5   45.9%    1,698.7   42.1%     150.0     37.8%
  -----------------------------------------------------------------------------------------------------------
  Short-term obligations         694.9     4.0%       437.8    6.6%      257.1    6.4%       0.0      0.0%
  -----------------------------------------------------------------------------------------------------------
  Total                      $17,487.4   100.0%   $ 6,634.7  100.0%  $ 4,037.6  100.0%    $396.7    100.0%
  -----------------------------------------------------------------------------------------------------------

(1) Includes current portion of long-term debt.
(2) Includes short-term debt that has been reclassified to long-term for financial reporting purposes.

p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

Progress Energy, Inc.                  Consolidated Retained Earnings
Balance 09/30/02                                               2,087,413
Current earnings                                                 121,409
Current earnings from exempt projects                              9,122
Common dividends                                               (130,717)
                                              ---------------------------
Balance 12/31/02                                               2,087,227

CP&L                                   Consolidated Retained Earnings
Balance 09/30/02                                               1,320,829
Current earnings                                                 120,522
Dividend of cash to parent                                      (96,681)
Preferred dividends                                                (741)
                                              ---------------------------
Balance 12/31/02                                               1,343,929

Florida Progress                       Consolidated Retained Earnings
Balance 09/30/02                                                 527,248
Current earnings                                                 119,839
Preferred dividends                                                (378)
Dividend of cash to parent                                     (418,518)
                                              ---------------------------
Balance 12/31/02                                                 598,191

Florida Power                                    Retained Earnings
Balance 09/30/02                                                 955,472
Current earnings                                                  64,702
Dividend of cash to parent                                      (50,001)
Preferred dividends                                                (378)
                                              ---------------------------
Balance 12/31/02                                                 969,795

NCNG                                             Retained Earnings
Balance 09/30/02                                                (41,864)
Current earnings                                               (123,241)
                                              ---------------------------
Balance 12/31/02                                             (165,105)

q.   A  computation  in  accordance  with rule 53(a) under the Act setting forth
     Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

     On December 31, 2002 June, Progress Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs was approximately $1.268 billion, or about 61.1.% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1) for the four quarters ended, December 31, 2002 ($2.075 billion).

r. A statement of aggregate investment in Exempt Projects ("exempt wholesale generators" or "EWGs" and foreign utility companies ("FUCOs") as a percentage of total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter:

-------------------------------------------------------------------------------
                                      December 31, 2002
                                       (in thousands)       Percentage
-------------------------------------------------------------------------------
Total capitalization                      17,487.4             7.3%
-------------------------------------------------------------------------------
Net utility plant                         10,656.2            11.9%
-------------------------------------------------------------------------------
Total consolidated assets                 21,352.7             5.9%
-------------------------------------------------------------------------------
(2) Common equity market value            10,317.0            12.3%
-------------------------------------------------------------------------------

(1) The above percentages assume an aggregate investment in EWGs of $1,268.4 million
(2) Market value of common equity assumes the following:
        Total common shares at 12/31/02 =                  237,992,513
        Closing share price at 12/31/02 =                        43.35
                                                     ----------------------
        Total market value =                           $10,316,975,439


                                           Very truly yours,
                                           PROGRESS ENERGY, INC.



                                           By:
                                              ----------------------------------
                                              Thomas R. Sullivan
                                              Treasurer

                                       8